                                               FILED BY PHARMACIA & UPJOHN, INC.
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                        AND DEEMED FILED PURSUANT TO RULE 14a-12
                                          OF THE SECURITIES EXCHANGE ACT OF 1934

                                       SUBJECT COMPANY: PHARMACIA & UPJOHN, INC.
                                                   COMMISSION FILE NO. 001-11557





The following is an English translation of a Swedish document prepared to respond to questions from Swedish depository share holders:

                          UPDATED VERSION MARCH 7, 2000


                    PHARMACIA & UPJOHN'S MERGER WITH MONSANTO

INFORMATION AT 020 - 26 04 00

     All calls from the media are referred to Marianne Baarnhielm, Director External Information, Pharmacia & Upjohn, tel. +46-8-695 72 78, mobile +49-70-319 50 60 E-mail: marianne.baarnhielm@eu.pnu.com
     Calls from analysts and investors are referred to Craig Tooman, Pharmacia & Upjohn, Director Investor Relations, tel. +1-908-901-8851, e-mail craig.tooman@am.pnu.com
     For questions that cannot be answered using this material - please send an e-mail to Katarina Lokke, Pharmacia & Upjohn, with information regarding the name, telephone number and question of the questioner. E-mail: katarina-lokke@eu.pnu.com


QUESTIONS AND ANSWERS


INFORMATION REGARDING THE COMPANIES

7. THE SWEDISH SHAREHOLDERS' ASSOCIATION HAS RECENTLY MADE A NEGATIVE STATEMENT CONCERNING THE MERGER AGREEMENT BETWEEN PHARMACIA & UPJOHN AND MONSANTO. WHAT IS YOUR COMMENT ON THIS?
The Swedish Shareholders' Association is entitled to its view. We have heard from a number of small and large investors who have expressed strong support for the merger. The reasons for the merger have been carefully reviewed by the directors of Pharmacia & Upjohn and the board unanimously recommends that shareholders and SDR holders vote in favor of the merger.


                              *********************

Monsanto Company and Pharmacia & Upjohn have filed a definitive joint proxy statement/prospectus and other relevant information and documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Monsanto will be available free of charge from the Secretary of Monsanto at 800 North Lindbergh Blvd., St. Louis, Missouri 63167, Telephone (314) 694-1000. Documents filed with the SEC by Pharmacia & Upjohn will be available free of charge from the Corporate Secretary of Pharmacia & Upjohn, 100 Route 206 North, Peapack, NJ 07977, Telephone (888) 768-5501. READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Monsanto, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Monsanto stockholders in favor of the merger. Information concerning the participants in the solicitation is set forth in the Current Report on Form 8-K filed by Monsanto with the SEC on January 25, 2000.

Pharmacia & Upjohn, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Pharmacia & Upjohn stockholders in favor of the merger. Information concerning the participants in the solicitation is included in filings under Rule 425 made by Pharmacia & Upjohn with the SEC on January 27, 2000.